Exhibit 99.1

RADA ELECTRONIC INDUSTRIES LTD

FOR IMMEDIATE RELEASE

RADA Electronic Industries Announces Second Quarter and First Half 2012 Results

Netanya, Israel, August 29, 2012 - RADA Electronic Industries Ltd. (NASDAQ: RADA) today announced its financial results for the second quarter and first half ended June 30, 2012.

2012 Second quarter Results

Revenues totaled $5.2 million, a 9% decrease when compared with  $5.7 million in the second quarter of 2011.

Gross Profit totaled $1.6 million, a 17% decrease when compared with $1.9 million in the second quarter of 2011.

Operating expenses totaled $1.6 million, a 6% decrease when compared with $1.7 million in the second quarter of 2011.

Financial Expenses totaled $261,720 compared with financial expenses of $31,432 in the second quarter of 2011.

As a result, the Company reported a net loss of $214,000, or $0.02 per share, for the second quarter of 2012 compared to net profit of $147,002 or $0.02 per share, for the second quarter of 2011.

First Half 2012 Results

Revenues totaled $8.85 million, a 35% decrease when compared with $13.5 million for the same period in 2011.

Gross profit totaled $2.6 million, a 41% decrease when compared with $4.4 million for the same period in 2011.

Operating expenses  totaled $3.2 million, a 13% decrease when compared with $3.7 million  for the same period in 2011

Financial expenses totaled $500,000 compared with financial expenses of $184,000 for the same period in 2011.

As a result, the Company reported a net loss of $ 1,053,000 or $0.12 per share for the six month period ended June 30, 2012, compared with net income of $540,000 or $0.06 per share, for the comparable period in 2011

Management Comment

Commenting on the results, Zvika Alon, RADA's Chief Executive Officer said, “Our revenues in the second quarter of the year were higher than in the first quarter, but still less than in the same period in 2011. The two major programs that have been delayed since last year, as we reported in our 2011 annual report, are starting to get back on track and are expected to positively impact our operations in the next two quarters. We continue to invest in research and development of our new two product lines. All our Inertial Navigation products are in serial production now and our pre-production radars are being demonstrated successfully, particularly in Israel and in the US. We maintain our expectations that the INS and radar products will be the growth drivers for the company’s revenues in the future.”

About RADA

RADA Electronic Industries Ltd. is an Israel based defense electronics contractor. The Company specializes in Data Recording and Management (Digital Video & Data Recorders, Ground Debriefing Stations, Head-Up Display Cameras), Inertial Navigation Systems for air and land applications, Avionics Solutions (Aircraft Upgrades, Avionics for UAVs, Stores Management Systems, Mission & Interface Computers) and Radar Sensors for active protective systems for land vehicles.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:
Shiri Lazarovich- C.F.O
RADA Electronic Industries Ltd.
Tel: +972-9-8921111
Shiri.Lazarovich@rada.com

	June 30, 2012	December 31, 2011
ASSETS	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$1,541	$1,107
Restricted cash	917	1,385
Trade receivables (net of allowance for doubtful accounts of $ 7 at June 30, 2012 and December 31, 2011,respectively)	4,760	6,920
Costs and estimated earnings in excess of billings on uncompleted contracts	1,215	814
Other receivables and prepaid expenses	889	727
Inventories	9,037	7,655

Total current assets	18,359	18,608

LONG-TERM RECEIVABLES AND OTHER DEPOSITS	1,546	1,563

PROPERTY, PLANT AND EQUIPMENT, NET	2,977	3,277

OTHER ASSETS:
Intangible assets, net	77	155
Goodwill	587	587

Total other assets	664	742

Total assets	$23,546	$24,190

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Bank Credit and current maturities of long-term loans	$3,954	$6,338
Trade payables	1,823	2,380
Convertible note from a shareholder, net	2,929	2,810
Other accounts payable and accrued expenses	4,588	4,126

Total current liabilities	13,294	15,654

LONG-TERM LIABILITIES:
Loans from shareholders, net	2,267	176
Accrued severance pay and other long term liability	480	516

Total long-term liabilities	2,747	692

RADA SHAREHOLDERS' EQUITY
Share capital -
Ordinary shares of NIS 0.015 par value - Authorized: 16,333,333 shares at June 30, 2012 and December 31, 2011; Issued and outstanding: 8,918,647 at June 30, 2012 and at December 31, 2011 respectively.	119	119
Additional paid-in capital	70,885	70,176
Accumulated other comprehensive income	448	443
Accumulated deficit	(64,567)	(63,514)
Total RADA shareholders’ equity	6,885	7,224
Noncontrolling interest	620	620
Total equity	7,505	7,844
Total liabilities and equity	$23,546	$24,190

	Six months ended June 30,		Three months ended June 30,
	2012	2011	2012	2011
	(Unaudited)

Revenues	$8,845	$13,480	$5,173	$5,693

Cost of revenues	6,255	9,081	3,580	3,783

Gross profit	2,590	4,399	1,593	1,910

Operating expenses:
Research and development	1,323	1,199	673	530
Marketing and selling	700	1,436	313	688
General and administrative	1,122	1,034	558	504

Total operating expenses:	3,145	3,669	1,544	1,722

Operating profit,(loss)	(555)	730	49	188
Financial expense, net	500	184	261	32

Consolidated net income (loss)	(1,055)	546	(212)	156

Less: Net (income) loss attributable to Noncontrolling interest	2	(6)	(2)	(9)

Net income (loss) attributable to RADA shareholders	$(1,053)	$540	$(214)	$147

Net income (loss) per share:
Basic and diluted net income (loss) per share	$(0.12)	$0.06	$(0.02)	$0.02

Weighted average number of Ordinary shares used for computing basic and diluted net income (loss) per share	8,918,647	8,899,455	8,918,647	8,915,387